AGRIFY CORPORATION

101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

January 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Agrify Corporation
Registration Statement on Form S-1
Filed December 22, 2020
File No. 333-251616

Dear Ms. Adams:

Agrify Corporation (the “Company,” “we,” “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 4, 2021, regarding the Company’s Registration Statement on Form S-1, File No. 333-251616 (the “Registration Statement”), previously filed with the Commission on December 22, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”) which is being filed with the Commission on EDGAR concurrently with the submission of this letter.

Registration Statement on Form S-l

Prospectus Summary, page 1

1.	We note your response to comment 1. Please revise the organization chart on page 1 to indicate the percentage of ownership Agrify Corporation holds in each entity. In addition, it appears from page 55 that Agrify Brands, LLC was formerly TriGrow Brands, LLC. Note 1 to the consolidated financial statements continues to refer to TriGrow Brands, LLC. Please revise references to this entity throughout the document to clarify its correct name and status. Further, if the Harbor Mountain LLC shown in your organization chart is the same entity as Harbor Mountain Holdings LLC, which you acquired in July 2020, as referenced on page 45, revise to clarify. Also, revise the discussion on page 1 to disclose your percentage of equity interest in Teejan Podponics, LLC, and briefly address your relationship with that entity. Also, briefly describe the purpose or function of each of the named entities. Revise the discussion on pages 84-86 to name each of the entities you discuss. For example, name the joint-venture limited liability company referenced in the third paragraph of your “Corporate History” subsection.

RESPONSE: We revised the organization chart on page 1 of Amendment No. 1 to indicate the percentage of ownership we hold in each entity. In addition, we revised references to TriGrow Brands, LLC and Harbor Mountain LLC throughout Amendment No. 1 to clarify their correct names and status. We also revised the discussion on page 1 of Amendment No. 1 to disclose our percentage of equity interest in Teejan Podponics, LLC and briefly describe our relationship with this entity, as well as briefly describe the purpose or function of each of the other named entities. Further, we revised the discussion on pages 83-85 of Amendment No. 1 to name each of the entities we discuss.

Capitalization, page 38

2.	Please revise the table to incorporate indebtedness, including long-term debt and notes payable, as part of your capitalization.

RESPONSE: We have revised the capitalization table on page 38 of Amendment No. 1 to incorporate indebtedness, including long-term debt and notes payable, as part of our capitalization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Acquisition of Harbor Mountain Holdings LLC, page 45

3.	We note your disclosure that the acquisition of HMH is not deemed material under applicable SEC rules and accordingly you do not consolidate the financial statements of HMH. Please reconcile this statement with the disclosure on page F-35 describing the acquisition and the consolidation of the assets and liabilities of HMH in your interim financial statements. Revise MD&A as appropriate.

RESPONSE: We have removed the disclosure on page 45 of Amendment No. 1 that the acquisition of HMH is not deemed material under applicable SEC rules and accordingly we did not consolidate the financial statements of HMH.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Cost of Revenues, page 53

4.	Revise the discussion of the five-year agreement with Mack to disclose the length of the introductory period.

RESPONSE: We have revised the disclosure on pages 52 and 83 of Amendment No. 1 to disclose that the introductory period is not time-based but rather refers to the production of an initial number of units after which the parties have rights to adjust pricing and negotiate a certain minimum requirements percentage. We believe this approach will result in both parties making a more informed decision with respect to the pricing and other terms of the supply agreement with Mack.

Security Ownership of Certain Beneficial Owners and Management, page 102

5.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the securities held by Advanced Glory Holding Limited (BVI) and Golden Success HK limited. Refer to Item 403 of Regulation S-K. Also, increase the font of the footnote numbers within the table so that they are legible. Currently the footnote font is too small to determine which notes correspond to which disclosure in the table.

RESPONSE: We have disclosed on page 101 of Amendment No. 1 the natural person who directly or indirectly exercises sole or shared voting and/or dispositive power with respect to the securities held by Advanced Glory Holding Limited (BVI) and Golden Success HK limited. We have also increased the font size of the footnote numbers within the table so that they are legible.

Note 14 - Derivative Liabilities, page F-38

6.	Please revise to describe the valuation technique and quantify the significant unobservable inputs underlying the level 3 fair value measurement. Refer to ASC 820-10-50-2bbb.

RESPONSE: We have revised the disclosure on page F-38 of Amendment No. 1 to describe the valuation technique and quantify the significant unobservable inputs underlying the level 3 fair value measurement.

Item 15, Recent Sales of Unregistered Securities, page II-l

7.	We reissue comment 10, as your disclosure continues to group multiple transactions. As one example, we note the convertible promissory notes totaling $12.5 million issued between August and December 2020. Please revise to provide the requested information each time securities were issued.

RESPONSE: We have revised the disclosure on page II-I of Amendment No. 1 in accordance with the Staff’s comment.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com or by telephone at (212) 407-4923.

Very truly yours,

/s/ Niv Krikov
Niv Krikov Chief Financial Officer

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